UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March, 2015

Commission File Number 1-10928

INTERTAPE POLYMER GROUP INC.

9999 Cavendish Blvd., Suite 200, Ville St. Laurent, Quebec, Canada, H4M 2X5

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERTAPE POLYMER GROUP INC.

Date: March 10, 2015	By:	/s/ Jeffrey Crystal
Jeffrey Crystal, Chief Financial Officer

Intertape Polymer Group Reports 2014 Fourth Quarter and Annual Results

Adjusted EBITDA of $103.9 million for 2014

Revenue reached $812.7 million, a 4.0% increase compared to 2013

MONTREAL, QUEBEC and SARASOTA, FLORIDA – March 10, 2015 - Intertape Polymer Group Inc. (TSX:ITP) (“Intertape” or the “Company”) today released results for the fourth quarter and year ended December 31, 2014. All amounts in this press release are denominated in US dollars unless otherwise indicated and all percentages are calculated on unrounded numbers.

Fourth Quarter 2014 Highlights (as compared to fourth quarter 2013):

•	Revenue increased 4.8% to $200.8 million.

•	Gross margin decreased to 18.0% from 19.8% due mainly to unfavourable product mix and $1.6 million of South Carolina Duplicate Overhead Costs.

•	Adjusted EBITDA decreased 14.0% to $20.6 million including $1.3 million in South Carolina Duplicate Overhead Costs.

Fiscal Year 2014 Highlights (as compared to fiscal year 2013):

•	Revenue increased 4.0% to $812.7 million.

•	Gross margin decreased slightly to 20.1% from 20.3% including $3.5 million of South Carolina Duplicate Overhead Costs and a $1.6 million non-cash Brantford Pension Charge.

•	Adjusted EBITDA increased $0.8 million to $103.9 million.

•	Free cash flows increased 31.0% to $46.3 million.

•	Net debt reduced by $12.4 million.

•	Total dividends paid increased 67% to $24.3 million or $0.40 per share.

•	In 2014, the Company repurchased 597,500 common shares under its normal course issuer bid (“NCIB”) for a total purchase price of $7.8 million.

“Our reported results remain in-line with our revised fourth quarter outlook announced at the end of January. Despite some short-term operational issues encountered during the fourth quarter, we are pleased with our results for 2014 as a whole,” indicated Greg Yull, President and CEO.

“In 2014, we maintained a relatively high level of capital expenditures, increased our dividend to shareholders by 50% on an annualized basis and repurchased shares under our NCIB while reducing our net debt level. In addition, we entered into a new $300 million Revolving Credit Facility under more favourable terms than our previous facility. We believe that we now have ample flexibility to support our growth strategy.”

“As we enter the final phases of the South Carolina Project, which started more than two years ago, we remain on track with the expected timeline for completion and costs for the project, as well as the projected annual savings of at least $13 million starting in the second half of 2015. While our focus in the first half of 2015 will remain on the execution of this project, we are in the process of evaluating additional high return projects for upcoming years,” concluded Mr. Yull.

On March 9, 2015 the Board of Directors declared a quarterly dividend of $0.12 per common share payable on March 31, 2015 to shareholders of record at the close of business on March 19, 2015. These dividends will be designated by the Company as “eligible dividends” as defined in Subsection 89(1) of the Income Tax Act (Canada).

Revenue for the year ended December 31, 2014 was $812.7 million, a 4.0% increase from $781.5 million in 2013. Average selling prices, including the impact of product mix, increased approximately 3% and sales volume increased approximately 1%.

Revenue for the fourth quarter of 2014 was $200.8 million, an increase of 4.8% from $191.5 million for the same period in 2013. The increase in revenue was primarily due to an increase in sales volume of approximately 5% primarily driven by increased demand in certain tape and woven products while average selling price, including the impact of product mix, decreased slightly.

Revenue for the fourth quarter of 2014 decreased 4.0% from $209.1 million for the third quarter of 2014. The decrease in revenue was primarily due to a decrease in average selling price, including the impact of product mix, of approximately 4% primarily related to a shift in the mix from higher sales of certain tape products.

Gross profit for the year ended December 31, 2014 totalled $163.6 million, a 3.2% increase from $158.5 million for the same period in 2013. Gross margin was 20.1% in 2014 and 20.3% in 2013. Gross margin decreased in 2014 compared to 2013 primarily due to the South Carolina Duplicate Overhead Costs, an unfavourable product mix variance and the non-cash Brantford Pension Charge, partially offset by an increase in the spread between selling prices and higher raw material costs and net manufacturing cost reductions.

Gross profit totalled $36.2 million for the fourth quarter of 2014, a 4.5% decrease from $37.9 million for the same period in 2013. Gross margin was 18.0% in the fourth quarter of 2014 and 19.8% in the fourth quarter of 2013. Gross margin decreased primarily due to an unfavourable product mix variance and the South Carolina Duplicate Overhead Costs, partially offset by net manufacturing cost reductions and an increase in the spread between selling prices and raw material costs.

Gross profit for the fourth quarter of 2014 decreased 10.9% from $40.7 million in the third quarter of 2014. Gross margin decreased to 18.0% from 19.4% for the third quarter of 2014. Gross margin decreased primarily due to an unfavourable product mix variance, a decrease in the spread between selling prices and higher raw material costs, incremental South Carolina Duplicate Overhead Costs and temporary net manufacturing cost increases, partially offset by the non-recurrence of a portion of the non-cash Brantford Pension Charge. The increase in net manufacturing costs was primarily related to lower manufacturing cost reductions, temporary manufacturing issues encountered and higher employee medical costs.

The “Brantford Pension Charge” refers to the loss on the settlement of the former Brantford, Ontario manufacturing facility pension plan. “South Carolina Duplicate Overhead Costs” are temporary operating cost increases related to operating both plants simultaneously and performing planned actions to mitigate risk associated with new technology, including state-of-the-art equipment, to support the South Carolina Project. The “South Carolina Project” refers to our previously announced relocation and modernization of the Columbia, South Carolina manufacturing operation to the new facility in Blythewood, South Carolina. Net debt is calculated as long-term debt plus installments on long-term debt less cash.

Adjusted EBITDA totalled $103.9 million for the year ended December 31, 2014, a 0.8% increase from $103.1 million in 2013, primarily due to an increase in gross profit partially offset by an increase in professional fees, research expenses, credit insurance coverage for accounts receivable and the non-recurrence of a bad debt recovery recorded in 2013.

Adjusted EBITDA totalled $20.6 million for the fourth quarter of 2014, a 14.0% decrease from $24.0 million for the same period in 2013 and a 24.0% decrease from $27.1 million for the third quarter of 2014. The decrease in adjusted EBITDA compared to the fourth quarter of 2013 was primarily due to higher professional fees, higher variable compensation expenses and lower gross profit. The decrease in adjusted EBITDA compared to the third quarter of 2014 was primarily due to lower gross profit.

Net earnings for the year ended December 31, 2014 totalled $35.8 million ($0.58 diluted earnings per share), a $31.5 million decrease from $67.4 million ($1.09 diluted earnings per share) in 2013. Net earnings for the fourth quarter of 2014 totalled $6.1 million ($0.10 diluted earnings per share), a $47.6 million decrease from $53.6 million ($0.86 diluted earnings per share) for the same period in 2013. The decrease in both periods was primarily due to the non-recurrence of the $43.0 million income tax benefit recorded during the year ended December 31, 2013 to recognize the previously derecognized US deferred tax assets.

Adjusted net earnings totalled $52.4 million ($0.84 diluted adjusted earnings per share) for the year ended December 31, 2014, a $51.0 million decrease from $103.4 million ($1.68 diluted adjusted earnings per share) in 2013. Adjusted net earnings totalled $11.9 million

($0.19 diluted adjusted earnings per share) for the fourth quarter of 2014, a $40.5 million decrease from $52.4 million ($0.84 diluted adjusted earnings per share) for the same period in 2013. The decrease in both periods was primarily due to the $43.0 million income tax benefit discussed above.

Free cash flows increased in 2014 by $11.0 million to an inflow of $46.3 million from an inflow of $35.3 million in 2013, primarily due to lower capital expenditures and an increase in gross profit.

Free cash flows increased in the fourth quarter of 2014 by $16.2 million to an inflow of $26.8 million from an inflow of $10.6 million for the same period in 2013, primarily due to a decrease in inventory and lower capital expenditures.

For a reconciliation of non-GAAP financial measures to their most directly comparable GAAP financial measures, see the Non-GAAP Financial Measures section below.

As of December 31, 2014, the Company had total cash and loan availability of $206.2 million. At year end, net debt was $114.9 million, a decrease of $12.4 million from December 31, 2013. At year end, the debt to trailing twelve month adjusted EBITDA ratio was 1.2 versus 1.3 in 2013.

Outlook

The Company anticipates the first quarter of 2015 revenue to be lower than the first quarter of 2014 primarily due to the temporary impact on demand from the de-stocking of inventory by our customers, and a decline in average selling price mainly in film products, both due to the recent decline in resin and crude oil prices.

Gross margin and adjusted EBITDA in the first quarter of 2015 are also anticipated to be lower than the first quarter of 2014 due to the factors mentioned above, as well as the impact of the South Carolina Duplicate Overhead Costs as we continue our major transition of operations in the first half of 2015.

The Company anticipates approximately $2.3 million in South Carolina Duplicate Overhead Costs in the first quarter of 2015 of which approximately $0.7 million are non-cash charges and will not affect adjusted EBITDA. Duplicate Overhead Costs are expected to total approximately $3.7 million in the first half of the year.

Manufacturing cost reductions for 2015 are expected to be $15 to $18 million, which includes the cash savings from the South Carolina Project. Consistent with prior years, the Company anticipates that some of these cost savings will be offset by other manufacturing costs that are expected to increase.

Gross margin is expected to be between 22% and 24% upon completion of the South Carolina Project, which is still anticipated to be completed in the first half of 2015.

Total capital expenditures for 2015 are currently expected to be between $32 and $37 million excluding any additional high-return projects identified throughout the year.

Income taxes for 2015 are still expected to result in a 30% to 35% effective tax rate and full utilization of US net operating losses towards the end of 2015.

Non-GAAP Financial Measures

This press release contains certain non-GAAP financial measures as defined under applicable securities legislation, including EBITDA, adjusted EBITDA, adjusted net earnings (loss), adjusted earnings (loss) per share, and free cash flows. The Company believes such non-GAAP financial measures improve the period-to-period comparability of the Company’s results by providing more insight into the performance of ongoing core business operations. As required by applicable securities legislation, the Company has provided reconciliations of those measures to the most directly comparable GAAP financial measures. Investors and other readers are encouraged to review the related GAAP financial measures and the reconciliation of non-GAAP financial measures to their most directly comparable GAAP financial measures set forth below and should consider non-GAAP financial measures only as a supplement to, and not as a substitute for or as a superior measure to, measures of financial performance prepared in accordance with GAAP.

EBITDA and Adjusted EBITDA

A reconciliation of the Company’s EBITDA, a non-GAAP financial measure, to net earnings (loss), the most directly comparable GAAP financial measure, is set out in the EBITDA reconciliation table below. EBITDA should not be construed as earnings (loss) before income taxes, net earnings (loss) or cash flows from operating activities as determined by GAAP. The Company defines EBITDA as net earnings (loss) before (i) interest and other finance costs; (ii) income tax expense (benefit); (iii) amortization of intangible assets; and (iv) depreciation of property, plant and equipment. Adjusted EBITDA is defined as EBITDA before (i) manufacturing facility closures, restructuring and other related charges; (ii) stock-based compensation expense (benefit); (iii) impairment of goodwill; (iv) impairment of long-lived assets and other assets; (v) write-down on assets classified as held-for-sale; (vi) (gain) loss on disposal of property, plant, and equipment and (vii) other discrete items as shown in the table below. The terms “EBITDA” and “adjusted EBITDA” do not have any standardized meanings prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other issuers. EBITDA and adjusted EBITDA are not measurements of financial performance under GAAP and should not be considered as alternatives to cash flows from operating activities or as alternatives to net earnings (loss) as indicators of the Company’s operating performance or any other measures of performance derived in accordance with GAAP. The Company has included these non-GAAP financial measures because it believes that they permit investors to make a more meaningful comparison of the Company’s performance between periods presented by excluding certain non-operating expenses as well as certain non-cash expenses and non-recurring expenses. In addition, EBITDA and adjusted EBITDA are used by management and the Company’s lenders in evaluating the Company’s performance for the reasons stated in the previous sentence.

EBITDA and Adjusted EBITDA Reconciliation to Net Earnings

(In millions of US dollars)

(Unaudited)

	Three months ended December 31,		Year ended December 31,
	2014	2013	2014	2013	2012
	$	$	$	$	$
Net earnings	6.1	53.6	35.8	67.4	20.4
Interest and other finance costs	2.4	1.0	6.2	6.6	14.1
Income tax expense (benefit)	1.1	(39.3)	22.9	(35.8)	0.2
Depreciation and amortization	6.7	6.9	26.2	27.7	30.4

EBITDA	16.3	22.3	91.1	65.9	65.1
Manufacturing facility closures, restructuring and other related charges	1.0	1.6	4.9	30.7	18.3
Stock-based compensation expense	3.0	0.1	6.2	4.9	1.8
Impairment of long-lived assets and other assets	0.1	0.0	0.1	0.2	—
(Gain) loss on disposal of plant, property and equipment	(0.0)	(0.0)	(0.1)	0.1	0.5
Other Item: Provision related to the resolution of a contingent liability	—	—	—	1.3	—
Other Item: Brantford pension charge	0.3	—	1.6	—	—

Adjusted EBITDA	20.6	24.0	103.9	103.1	85.6

Adjusted Net Earnings (Loss)

A reconciliation of the Company’s adjusted net earnings (loss), a non-GAAP financial measure, to net earnings (loss), the most directly comparable GAAP financial measure, is set out in the adjusted net earnings (loss) reconciliation table below. Adjusted net earnings (loss) should not be construed as net earnings (loss) as determined by GAAP. The Company defines adjusted net earnings (loss) as net earnings (loss) before (i) manufacturing facility closures, restructuring and other related charges; (ii) stock-based compensation expense (benefit); (iii) impairment of goodwill; (iv) impairment of long-lived assets and other assets; (v) write-down on assets classified as held-for-sale; (vi) (gain) loss on disposal of property, plant, and equipment; (vii) other discrete items as shown in the table below; and (viii) the income tax effect of these items. The term “adjusted net earnings (loss)” does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers. Adjusted net earnings (loss) is not a measurement of financial performance under GAAP and should not be considered as an alternative to net earnings (loss) as an indicator of the Company’s operating performance or any other measures of performance derived in accordance with GAAP. The Company has included this non-GAAP financial measure because it believes that it permits investors to make a more meaningful comparison of the Company’s performance between periods presented by excluding certain non-cash expenses and non-recurring expenses. In addition, adjusted net earnings (loss) is used by management in evaluating the Company’s performance because it believes it provides an indicator of the Company’s performance that is often more meaningful than GAAP financial measures for the reasons stated in the previous sentence.

Adjusted earnings (loss) per share is also presented in the following table and is a non-GAAP financial measure. Adjusted earnings (loss) per share should not be construed as earnings (loss) per share as determined by GAAP. The Company defines adjusted earnings (loss) per share as adjusted net earnings (loss) divided by the weighted average number of common shares outstanding, both basic and diluted. The term “adjusted earnings (loss) per share” does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers. Adjusted earnings (loss) per share is not a measurement of financial performance under GAAP and should not be considered as an alternative to earnings (loss) per share as an indicator of the Company’s operating performance or any other measures of performance derived in accordance with GAAP. The Company has included this non-GAAP financial measure because it believes that it permits investors to make a more meaningful comparison of the Company’s performance between periods presented by excluding certain non-cash expenses and non-recurring expenses. In addition, adjusted earnings (loss) per share is used by management in evaluating the Company’s performance because it believes it provides an indicator of the Company’s performance that is often more meaningful than GAAP financial measures for the reasons stated in the previous sentence.

Adjusted Net Earnings Reconciliation to Net Earnings

(In millions of US dollars, except per share amounts and share numbers)

(Unaudited)

	Three months ended December 31,		Year ended December 31,
	2014	2013	2014	2013	2012
	$	$	$	$	$
Net earnings	6.1	53.6	35.8	67.4	20.4
Manufacturing facility closures, restructuring and other related charges	1.0	1.6	4.9	30.7	18.3
Stock-based compensation expense	3.0	0.1	6.2	4.9	1.8
Impairment of long-lived assets and other assets	0.1	0.0	0.1	0.2	—
(Gain) loss on disposals of property, plant and equipment	(0.0)	(0.0)	(0.1)	0.1	0.5
Other Item: Provision related to the resolution of a contingent liability	—	—	—	1.3	—
Other Item: Brantford pension charge	0.3	—	1.6	—	—
Income tax effect of these items	1.6	(2.9)	3.8	(1.1)	(0.9)

Adjusted net earnings	11.9	52.4	52.4	103.4	40.1

Earnings per share
Basic	0.10	0.88	0.59	1.12	0.35
Diluted	0.10	0.86	0.58	1.09	0.34
Adjusted earnings per share
Basic	0.20	0.86	0.86	1.71	0.68
Diluted	0.19	0.84	0.84	1.68	0.66
Weighted average number of common shares outstanding
Basic	60,427,043	60,776,649	60,718,776	60,379,533	59,072,407
Diluted	62,307,696	62,170,733	62,060,923	61,632,652	60,629,136

Free Cash Flows

The Company is reporting free cash flows, a non-GAAP financial measure, because it is used by management and investors in evaluating the Company’s performance and liquidity. Free cash flows does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers. Free cash flows should not be interpreted to represent residual cash flow available for discretionary purposes, as it excludes other mandatory expenditures such as debt service.

Free Cash Flows Reconciliation

(In millions of US dollars)

(Unaudited)

	Three months ended December 31,		Year ended December 31,
	2014	2013	2014	2013	2012
	$	$	$	$	$
Cash flows from operating activities	33.8	22.9	86.9	82.2	84.5
Less purchases of property, plant and equipment	(7.0)	(12.3)	(40.6)	(46.8)	(21.6)

Free cash flows	26.8	10.6	46.3	35.3	62.9

Conference Call

A conference call to discuss Intertape’s 2014 fourth quarter and annual results will be held Tuesday, March 10, 2015, at 10 A.M. Eastern Time. Participants may dial 877-223-4471 (USA & Canada) and 647-788-4922 (International).

AN ACCOMPANYING PRESENTATION WILL ALSO BE AVAILABLE. PLEASE CLICK THE LINK OR TYPE INTO YOUR BROWSER TO ACCESS:

http://www.itape.com/Investor-Relations/Events-and-Presentations/Investor-Presentations

You may access a replay of the call by dialing 800-585-8367 (USA & Canada) or 416-621-4642 (International) and entering the Access Code 78059262. The recording will be available from March 10, 2015 at 1:00 P.M. until April 9, 2015 at 11:59 P.M. Eastern Time.

About Intertape Polymer Group Inc.

Intertape Polymer Group Inc. is a recognized leader in the development, manufacture and sale of a variety of paper and film based pressure sensitive and water activated tapes, polyethylene and specialized polyolefin films, woven coated fabrics and complementary packaging systems for industrial and retail use. Headquartered in Montreal, Quebec and Sarasota, Florida, the Company employs approximately 1,900 employees with operations in 15 locations, including 10 manufacturing facilities in North America and one in Europe.

Forward-Looking Statements

This press release contains “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (collectively, “forward-looking statements”), which are made in reliance upon the protections provided by such legislation for forward-looking statements. All statements other than statements of historical facts included in this press release, including statements regarding the South Carolina Project, including the expected timeline and costs for completion, the amount and timing of the projected annual savings, and the Company’s focus in the first half of 2015 on this project, the Company’s dividends, and the Company’s 2015 first quarter, first half and full year outlook, may constitute forward-looking statements. These forward-looking statements are based on current beliefs, assumptions, expectations, estimates, forecasts and projections made by the Company’s management. Words such as “may,” “will,” “should,” “expect,” “continue,” “intend,” “estimate,” “anticipate,” “plan,” “foresee,” “believe” or “seek” or the negatives of these terms or variations of them or similar terminology are intended to identify such forward-looking statements. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, these statements, by their nature, involve risks and uncertainties and are not guarantees of future performance. Such statements are also subject to assumptions concerning, among other things: business conditions and growth or declines in the Company’s industry, the Company’s customers’ industries and the general economy; the anticipated benefits from the Company’s manufacturing facility closures and other restructuring efforts; the quality, and market reception, of the Company’s products; the Company’s anticipated business strategies; risks and costs inherent in litigation; the Company’s ability to maintain and improve quality and customer service; anticipated trends in the Company’s business; anticipated cash flows from the Company’s operations; availability of funds under the Company’s Revolving Credit Facility; and the Company’s ability to continue to control costs. The Company can give no assurance that these estimates and expectations will prove to have been correct. Actual outcomes and results may, and often do, differ from what is expressed, implied or projected in such forward-looking statements, and such differences may be material. Readers are cautioned not to place undue reliance on any forward-looking statement. For additional information regarding some important factors that could cause actual results to differ materially from those expressed in these forward-looking statements and other risks and uncertainties, and the assumptions underlying the forward-looking statements, you are encouraged to read “Item 3. Key Information—Risk Factors” “Item 5 Operating and Financial Review and Prospects (Management’s Discussion & Analysis)” and statements located elsewhere in the Company’s annual report on Form 20-F for the year ended December 31, 2013 and the other statements and factors contained in the Company’s filings with the Canadian securities regulators and the US Securities and Exchange Commission. Each of these forward-looking statements speaks only as of the date of this press release. The Company will not update these statements unless applicable securities laws require it to do so.

Note to readers: Complete consolidated financial statements and Management’s Discussion & Analysis are available on Intertape Polymer Group’s website at www.itape.com in the Investor Relations section or under the Company’s profile on SEDAR at www.sedar.com.

FOR FURTHER INFORMATION PLEASE CONTACT:

MaisonBrison Communications

Pierre Boucher

514-731-0000